UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PubMatic, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74467Q103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
    Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74467Q103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nexus India Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,624,843(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,624,843(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,624,843(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 61.0%(3)
12	TYPE OF REPORTING PERSON FI

(1)Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock.

(2)Represents 10,624,843 shares of Class B Common Stock held of record by Nexus India Capital I, L.P. (“Nexus Capital”). The sole general partner of Nexus Capital is Nexus India Management I, L.P. (“Nexus Management”), and the sole general partner of Nexus Management is Nexus India Master Management I, Ltd. (“Nexus Master”). Narendra Gupta, a member of the board of directors of PubMatic, Inc., holds sole voting, and investment power in Nexus Master, and thus may be deemed to hold sole voting and investment power over these shares. As reported by the Issuer to the Reporting Person, there were 42,200,642 shares of Class B common stock issued and outstanding as of December 31, 2020.

(3)Beneficial ownership percentage is based upon 6,787,500 shares of Class A common stock issued and outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person. Such percentage is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person, assuming conversion of such stock into Class A common stock (and excluding the conversion of shares of Class B common stock held by other persons). Assuming full conversion of all the currently outstanding Class B common stock, the 10,624,843 shares of Class A common stock would represent 21.7% of the total common stock outstanding.

CUSIP No. 74467Q103	13G	Page 3 of 5 Pages

Item 1(a)    Name of Issuer:
PubMatic, Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:
        3 Lagoon Drive Suite 180, Redwood City, CA 94065
Item 2(a)    Name of Person Filing:
    Nexus India Capital I, L.P.
Item 2(b)    Address of Principal Business Office or, If None, Residence:
3000 Sand Hill Road, Bldg 1, #260, Menlo Park, CA 94025
Item 2(c)    Citizenship:
Cayman Islands
Item 2(d)    Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share
Item 2(e)    CUSIP Number:
        74467Q103

Item 3.    If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    Not applicable.
Item 4.    Ownership
        (a) Amount beneficially owned:
    See Row 9 of cover page.
(b) Percent of class:

See Row 11 of cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote:

See Row 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.
(iv) Shared power to dispose of or direct the disposition of:
See Row 8 of cover page.

CUSIP No. 74467Q103	13G	Page 4 of 5 Pages

Item 5.        Ownership of Five Percent or Less of a Class:

Not applicable.
Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

Under certain circumstances set forth in the limited liability company agreements of the Reporting
    Persons, the members of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a member.
Item 7.    Identification and Classification of Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person:

         See Exhibit A.
Item 8.    Identification and Classification of Members of the Group:
    Not applicable.
Item 9.    Notice of Dissolution of Group:
    Not applicable.
Item 10.    Certifications:
    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021                NEXUS INDIA CAPITAL I, L.P.

/s/ Narendra Gupta
Name:    Narendra Gupta
Title:     Director

Exhibit Index

Exhibit A	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Exhibit B	Power of Attorney
Exhibit C	Joint Filing Agreement